
04034311


JUN 28 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________.

Commission file number 001-13255

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLUTIA INC.
575 Maryville Centre Drive
St. Louis, Missouri 63141

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

Table of Contents

Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2003

AND

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

Deloitte

Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Solutia Inc. Pension and Savings Funds Committee and
Participants of Solutia Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Solutia Inc. Savings and Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Solutia Inc. (the "Plan Sponsor") has filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 24, 2004

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,	
	2003	2002
Assets:		
Investments	$1,033,820	$ 981,129
Receivables:		
Contributions	5,043	2,796
Interest & Dividends	704	813
Due from Broker for Securities Sold	456	1,434
Total Receivables	6,203	5,043
Total Assets	1,040,023	986,172
Liabilities:		
Due to Broker for Securities Purchased	2,038	1,226
Other Liabilities	2,663	2,534
Total Liabilities	4,701	3,760
Net Assets Available for Benefits	$1,035,322	$ 982,412

See accompanying Notes to Financial Statements.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	Year Ended December 31, 2003
Additions:	
Additions to Net Assets Attributed To:	
Investment Income:	
Net Appreciation in Fair Value of Investments	$ 65,658
Interest	30,834
Dividends	6,723
Total Investment Income	103,215
Contributions:	
Participant	28,277
Employer	12,371
Rollovers	111,303
Total Contributions	151,951
Total Additions	255,166
Deductions:	
Deductions from Net Assets Attributed To:	
Benefits Paid to Participants	(197,795)
Administrative Expenses	(4,461)
Total Deductions	(202,256)
Net Increase	52,910
Net Assets Available for Benefits:	
Beginning of Year	982,412
End of Year	$ 1,035,322

See accompanying Notes to Financial Statements.

Notes to Financial Statements
(Dollars in thousands, except share data)

1. Description of Plan

The following description of the Solutia Inc. Savings and Investment Plan (the "Plan" or "SIP") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees of Solutia Inc. (the "Company" or "Solutia"), the Plan Sponsor, are eligible to participate in the Plan on the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Solutia and its subsidiaries make and sell a variety of high-performance chemical-based materials, and is a world leader in performance films for laminated safety glass and after-market applications; process development and scale-up services for pharmaceutical fine chemicals; specialties such as water treatment chemicals, heat transfer fluids and aviation hydraulic fluid and an integrated family of nylon products including high-performance polymers and fibers.

Effective December 17, 2003, Solutia Inc. and its 14 U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since the Plan is a separate legal entity, distinct from the Company and its subsidiaries who filed for Chapter 11 protection, the Plan continues to operate as it had prior to this filing, and Plan assets are not subject to creditor claims. The Company believes that its plan of reorganization will result in cancellation of its existing shares of common stock, and that it is unlikely that holders of Solutia's common stock will receive any consideration for that stock in such a plan of reorganization.

Prior to September 1, 1997, the businesses that formed Solutia were wholly owned by the former Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto stockholders (the "spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997.

Effective March 31, 2000, Monsanto merged with Pharmacia & Upjohn. Monsanto was renamed Pharmacia Corporation ("Pharmacia"). Shares of Monsanto stock held in SIP automatically became shares in Pharmacia on a one-for-one basis. After the merger, the agricultural operations of Pharmacia were transferred to a newly created subsidiary of Pharmacia named Monsanto Company ("New Monsanto"). New Monsanto completed an initial public offering of New Monsanto common stock in October 2000, but Pharmacia retained ownership of approximately 220,000,000 shares of New Monsanto stock.

Notes to Financial Statements
(Dollars in thousands, except share data)

On August 13, 2002, Pharmacia distributed its remaining shares of New Monsanto stock as a dividend to all Pharmacia shareholders. The distribution resulted in the issuance of 0.170593 shares of New Monsanto for each share of Pharmacia common stock held as of the record date for the dividend. A new fund, the Monsanto Stock Fund, was added to the SIP to accept this dividend.

Effective April 16, 2003, Pharmacia and Pfizer Inc. (Pfizer) merged. As a result, Pharmacia became a part of Pfizer. Outstanding shares of Pharmacia stock in the Pharmacia Stock Fund were converted to Pfizer common stock at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia stock held on April 16, 2003. In addition, the name of the Pharmacia Stock Fund was changed to the Pfizer Stock Fund.

Employee Contributions
The Plan provides for voluntary participant contributions ranging from 1% to 16% of an employee's eligible pay on a before-tax or after-tax basis, subject to Internal Revenue Service (IRS) limitations. Contributions may be made entirely before-tax, entirely after-tax or a combination of both, subject to IRS discrimination tests.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan allowed employees aged 50 and older during the calendar year to elect to make an additional $2 catch-up contribution during the 2003 plan year. Catch-up contribution amounts are not eligible for employer matching contributions and will increase by $1 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $0.50 increments.

Effective December 15, 2003, employees cannot invest any future employee contributions in the Solutia Employee Stock Fund.

Employer Contributions
Employee contributions to the Plan generally are matched 60% by the Company, up to a maximum of 8% of eligible pay. Prior to December 15, 2003, all employer contributions and related earnings were invested solely in Solutia common stock. Effective December 15, 2003, employer contributions are no longer invested in Solutia common stock, but rather invested according to the employee's current investment elections.

Effective July 22, 2002, active participants who are fully vested and former participants either in deferral status or receiving installment payments may elect to sell part or all of their Solutia company match account in the Solutia Employer Stock Fund and invest the proceeds in the other available funds. Effective December 15, 2003, this election was made available to all participants.

Investment Options

Participant contributions to the Plan may be invested in 1% increments in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the U.S. Equity Index Fund, the Balanced Fund, the International Equity Fund, the Fixed Income Fund, and the Solutia Employee Stock Fund (election cannot exceed 30% of before-tax and after-tax contributions).

Participants also have the option to invest in the following asset allocation funds: the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund and the Aggressive Portfolio Fund. The asset allocation funds invest proportionately in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the Fixed Income Fund and the International Equity Fund. Investment proportions are determined by the Company's Pension and Savings Funds Committee, a named fiduciary of the Plan with authority to manage and control assets.

Participants may change the amounts of their contributions and transfer their contributions among the investment options. Prior to December 15, 2003, there were three limitations on transferring existing balances among the investment options: (1) A participant may transfer amounts into the Solutia Employee Stock Fund only to the extent that the total balance of this fund does not exceed 30% of the participant's total investment elections. (2) A participant may transfer amounts out of the Pfizer Stock Fund and the Monsanto Stock Fund (the Non-Employer Stock Funds) but cannot transfer amounts into the Non-Employer Stock Funds. Participants with a Company Match Account in the Non-Employer Stock Funds may elect to sell part or all of such account and transfer the proceeds to the other available funds. Only contributions invested in the Pfizer Stock Fund made before September 1, 1997 can continue to be invested in the Non-Employer Stock Fund. (3) A participant may not transfer amounts out of the Solutia Company Match Account if the participant is not 100% vested.

Effective December 15, 2003, the Plan's limitations on transferring existing balances among the investment options were amended as follows: (1) A participant may no longer transfer amounts into the Solutia Employee Stock Fund. (2) Participants may transfer amounts out of the Solutia Company Match Account into other investment options regardless of vesting.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and the participant's portion of Plan earnings (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(Dollars in thousands, except share data)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contributions after three years of service.

Participant Loans
Participants who are active employees may obtain loans from their accounts. These participants may have no more than two loans outstanding at any time. Participants can repay an outstanding loan in full at any time with no prepayment penalties. Loans are limited to 50% of the total vested account balance (including Company Match Account), but not more than $50 minus the highest outstanding loan balance during the previous 12 months. Loans bear interest at fixed interest rates that range from 4.00% to 9.50%, which are commensurate with the prime rate as determined on a quarterly basis, and applied to the participant's loan based upon the fixed quarterly rate in effect at the date of the loan. The minimum loan is $0.50 and the maximum loan repayment term is five years.

Plan Administration
The Plan is administered by the Employee Benefits Plans Committee appointed by the Company and consists of at least three members. The cost of plan administration is borne substantially by Plan participants. The trustee of the Plan is The Northern Trust Company, and the recordkeeper of the Plan is Hewitt Associates.

Payment of Benefits
Participant before-tax contributions generally cannot be withdrawn by the participants until age 59-1/2, retirement, disability, death or termination of employment. A participant will pay taxes on the contributions and earnings on those contributions when distributed. Participants may withdraw after-tax employee contributions and earnings with no penalty at any age. Upon completing five years of Plan participation, a participant may withdraw all employer matching contributions. A participant who has less than five years of Plan participation cannot withdraw employer matching contributions received during the last 24 months and employer matching contributions that are not vested.

Forfeited Accounts
At December 31, 2003, forfeited non-vested accounts totaled approximately $452. These accounts are available to reduce future employer contributions or pay plan expenses.

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' account balances will become fully vested and all participants would then be entitled to a full distribution of their account balances as described and set forth in the Plan document.

Notes to Financial Statements
(Dollars in thousands, except share data)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation consists of realized and unrealized gains and losses. Gains and losses on security transactions are computed on an average cost basis.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Reclassifications

Certain reclassifications to prior year's financial information have been made to conform to the current year presentation.

3. Employee Stock Ownership Plan (ESOP)

In 1991, in connection with the establishment of an ESOP, the Monsanto Savings and Investment Plan issued $100,000 in amortizing notes and $100,000 in amortizing debentures, both guaranteed by Monsanto Company, and borrowed $50,000 from Monsanto Company. In January 1992, the proceeds from the borrowings were used to purchase approximately 18,500

(Dollars in thousands, except share data)

shares of Monsanto Company stock at the average price of $13.40 per share. Shares were released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings were paid.

In connection with the spinoff, a portion of the ESOP debt, totaling $34,873, and a portion of the Monsanto common stock owned by the ESOP, totaling 2,400,000 shares, were transferred to the Plan. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares and issued a $29,500 loan to the trust. Proceeds of the loan were used by the trust to repay substantially all of the assumed third-party debt. Subsequent to the spinoff, the Solutia ESOP trust was required to divest its holdings of Monsanto common shares and invest the proceeds in Solutia common stock resulting in the Plan acquiring approximately 10,700,000 shares. During March 2002, the remaining leveraged ESOP shares were allocated to participant accounts. Solutia's Board of Directors authorized the Company to contribute cash, treasury shares or newly issued shares to the Plan to satisfy the matching contribution requirement. Prior to December 15, 2003 and since the last ESOP shares were allocated, the Company contributed cash to the Plan to satisfy the requirement and the Trustee used cash to acquire Solutia shares in the open market for participant accounts.

Effective December 15, 2003, the ESOP component of the Plan was eliminated.

Notes to Financial Statements
(Dollars in thousands, except share data)

4. Investments

The following table presents the fair value or contract value, as appropriate, of Plan investments.

	December 31, 2003	December 31, 2002
Investments at Fair Value as determined by quoted market price:		
Solutia Common Stock (Company Match Account), 6,383,050 shares (participant-directed)	$ 2,330	$ —
Solutia Common Stock (Company Match Account), 10,342,526 shares (nonparticipant-directed)	—	37,543
Solutia Common Stock (Employee Stock Fund), 1,013,164 and 1,250,876 shares in 2003 and 2002, respectively	371	4,541
Pfizer Common Stock, 4,085,454 shares in 2003 and Pharmacia Common Stock, 3,782,229 shares in 2002	144,339*	158,097*
Common Collective Funds	71,459	56,738
Common Stocks	249,881	180,217
Preferred Stocks	2,235	1,846
U.S. Government Securities	28,406	19,528
Corporate Bonds and Debentures	13,968	14,218
Other	3,228	2,635
	516,217	475,363
Investments at Estimated Fair Value:		
Collective Short Term Investment Fund	27,179	41,317
Loans to Participants	15,371	16,607
	42,550	57,924
Investments at Contract Value:		
UBS Warburg Benefit Responsive Liquidity Agreement Contract #3068, 5.77% and 6.17% in 2003 and 2002, respectively	158,351*	149,281*
JP Morgan Chase Benefit Responsive Agreement Contract #A Solutia 02, 5.77% and 6.17% in 2003 and 2002, respectively	158,351*	149,280*
JP Morgan Chase Benefit Responsive Agreement Contract #435993, 5.77% and 6.17% in 2003 and 2002, respectively	158,351*	149,281*
	475,053	447,842
Total Plan Investments	$1,033,820	$981,129

* Represents an investment 5% or more of the Plan's net assets.

Notes to Financial Statements
(Dollars in thousands, except share data)

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2003
Investments at Fair Value as determined by quoted market price:	
Solutia Common Stock	$ (34,691)
Pfizer/Pharmacia Common Stock	24,328
Common Collective Funds	8,628
Common Stocks	57,461
Preferred Stocks	596
Registered Investment Companies	8,668
U.S. Government Securities	(597)
Corporate Bonds and Debentures	773
Other	492
Net Appreciation in Investments	$ 65,658

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002
Net Assets:		
Common Stock and Others (net of liabilities)	$ —	$ 38,032

	Year Ended December 31, 2003
Changes in Net Assets:	
Contributions	$ 11,596
Net Depreciation	(11,733)
Interest	4
Dividends	2,781
Benefits Paid to Participants	(4,532)
Administrative Expenses	(91)
Net Transfers to Participant-Directed Investments	(36,057)
	$ (38,032)

(Dollars in thousands, except share data)

6. Guaranteed Investment Contracts

The Fixed Income Fund currently purchases guaranteed investment contracts with various insurance companies to provide participants the issuers' commitments to repay principal plus resultant earnings.

The rate of return for the synthetic guaranteed and separate account investment contracts generally floats with the return on the underlying assets. Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

The Plan expects to hold these fully benefit responsive guaranteed investment contracts to maturity and, accordingly, these investments are valued at contract value plus accrued interest. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair values are estimated using valuation techniques based on information available as of December 31, 2003 and 2002. The total estimated fair value of the guaranteed investment contracts is $19,155 and $25,457 greater than the contract value at December 31, 2003 and 2002, respectively. The fair value estimates are not necessarily indicative of values the Plan could realize in the market. The average yield for all investment contracts was 6.08% and 6.37% during 2003 and 2002, respectively. The crediting interest rates are based on a formula agreed upon with the issuer and are reset quarterly. The crediting interest rates ranged from 5.77% to 6.33% and 6.17% to 6.52%, for the year ended December 31, 2003 and 2002, respectively.

7. Related-Party Transactions

Certain Plan investments are managed by affiliates of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services and investment manager oversight amounted to $586 for the year ended December 31, 2003.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Notes to Financial Statements
(Dollars in thousands, except share data)

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$ 1,035,322	$ 982,412
Certain deemed distributions of participant loans	(488)	(440)
Amounts allocated to withdrawing participants	(4,773)	(2,426)
Net assets available for benefits per the Form 5500	$ 1,030,061	$ 979,546

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2003
Benefits paid to participants per the financial statements	$ 197,795
Add: Amounts allocated to withdrawing participants at December 31, 2003	4,773
Less: Amounts allocated to withdrawing participants at December 31, 2002	(2,426)
Benefits paid to participants per the Form 5500	$ 200,142

The following is a reconciliation of net increase per the financial statements to the net income per the Form 5500:

	Year ended December 31, 2003
Net increase per the financial statements	$ 52,910
Add: Amounts allocated to withdrawing participants at December 31, 2002	2,426
Less: Amounts allocated to withdrawing participants at December 31, 2003	(4,773)
Certain deemed distributions of participant loans at December 31, 2002	440
Certain deemed distributions of participant loans at December 31, 2003	(488)
Net income per the Form 5500	$ 50,515

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date. Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant ("Deemed Loans").

(Dollars in thousands, except share data)

Amounts associated with Deemed Loans are included in the loan balance reported in the financial statements at December 31, 2003 and 2002, but are removed from the net assets reported on the Form 5500.

9. Tax Status

The IRS determined and informed the Company by a letter dated June 17, 2003, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code, subject to the Plan adopting certain amendments on or before September 15, 2003. The Plan has adopted these and other amendments since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

10. Securities Lending

As of December 31, 2003, the Plan participated in the Northern Trust Lending Program for securities held in custody at Northern Trust. These securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities, and shall not be less than 102%. Collateral received is invested in an AAA-rated money market fund, which consists of high quality, short-term money market investments. The value of loaned securities amounted to $35,012 and $24,533 at December 31, 2003 and 2002, respectively.

11. Subsequent Events

Effective January 1, 2004, any amounts transferred by a participant into the International Equity Fund may not be transferred or reallocated by the participant to another Investment Fund prior to the expiration of a period of seven business days, commencing with the date of transfer or reallocation into such Fund. Effective April 30, 2004, the waiting period of seven business days was changed to fourteen days.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, ITEM 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	Short Term Investment Funds			
*	Northern Trust COLTV STIF	Common collective fund	27,178,942	27,178,942
	U.S. Government Securities	Face Value		
	FHLMC GOLD E00228 6.5 07-01-2008	108,600	106,428	115,378
	FHLMC GOLD G80138 8.5 12-17-2018	499,657	531,276	548,033
	FHLMC GROUP #D10211 7.5 MTG PARTN CTF DUE 02-01-2009 REG	38,302	39,288	40,586
	FHLMC MULTICLASS SER 1832 CL F 6.5 MTG PARTN CTF DUE 03-15-2011 REG	750,000	742,266	810,650
	FHLMC POOL # 273014 8.25 04-01-2011	28,601	29,575	29,609
	FHLMC POOL # G11374 6 10-01-2017 BEO	771,918	802,433	810,423
	FHLMC POOL # G11409 6 05-01-2017 BEO	617,534	641,029	647,961
	FHLMC POOL # G11418 6.5 07-01-2017 BEO	1,246,109	1,304,716	1,320,004
	FHLMC POOL # G11484 6 04-01-2018 BEO	943,621	980,186	990,116
	FNMA FNMA REMIC 6.5 06-25-2042	499,092	520,537	534,091
	FNMA POOL # 070994 7 DUE 01-01-2018 REG	145,492	148,698	153,676
	FNMA POOL # 1 7 DUE 10-25-2011 REG	268,544	265,690	280,784
	FNMA POOL # 252098 6.5 DUE 11-01-2013 REG	472,049	482,670	500,673
	FNMA POOL # 383332 6.613 DUE 03-01-2011 REG	479,088	486,777	533,297
	FNMA POOL # 545059 6.435 05-01-2011 BEO	243,605	271,086	269,971
	FNMA POOL # 545209 6.334 10-01-2011 BEO	268,149	296,723	295,815
	FNMA POOL # 545962 5.5 DUE 12-01-2013 REG	548,334	568,340	570,905
	FNMA POOL # 555920 6 03-01-2018 BEO	886,311	921,763	930,649
	FNMA POOL # 725038 5.5 11-01-2018 BEO	1,270,000	1,307,009	1,314,847
	FNMA PREASSIGN 00837 7.5 04-25-2029	453,508	465,272	495,174

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FNMA PREASSIGN 00886 7.5 02-25-2041	184,909	190,830	201,897
FNMA REMIC SER 2003-W1 CL 2A 7.5 12-25-2042	539,560	581,882	590,705
FNMA REMIC SER 2003-W17 CL PT1 10.26127 08-25-2032	699,152	800,966	800,966
FNMA REMIC SER 2003-W2 CL 1-A1 6.5 07-25-2032	454,694	481,372	482,942
FNMA REMIC SER 2003-W4 CL 3A 7 10-25-2042	420,902	450,344	454,180
GNMA POOL # 780437 8 DUE 09-15-2017 REG	321,628	332,081	354,219
GNMA POOL # 780635 SER 2009 6 DUE 06-15-2009 REG	231,665	228,009	245,155
GNMA POOL # 781321 SER 2024 7.5 DUE 11-15-2024 REG	181,634	189,133	196,194
GNMA, POOL # 780495 SERIES 2017 8.0% DUE 07-15-2017	113,086	116,762	124,535
SMALL BUS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9/09-01-2017/09-01-2002	122,103	124,448	134,425
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.3 DUE 06-01-2018/06-01-2004 REG	251,664	251,664	272,425
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 8.1 DUE 03-01-2015/09-01-2004 REG	241,622	251,909	268,550
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	99,800	103,486	110,721
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2002-20 H 5.31 DUE 08-01-2022	380,798	391,727	391,991
SMALL BUSINESS ADMIN GTD SER 2000-20B 7.73 DUE 02-01-2020/09-01-00 BEO	70,370	70,370	80,402
UNITED STATES TREAS NTS BD INFLATION INDEXED 3 DUE 07-15-2012 REG	305,000	304,801	342,127
US DEPT VETERANS AFFAIRS GTD VENDEE MTG TR 1994-2 CL 3-ZA 6.5 DUE 02-15-2020 REG	1,762,839	1,822,922	1,795,009

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
US TREAS NTS 3.5 DUE 11-15-2006 REG	2,495,000	2,599,640	2,578,914
US TREAS NTS 4.625 DUE 05-15-2006 REG	3,410,000	3,646,652	3,614,067
US TREAS NTS 4.875 DUE 02-15-2012 REG	200,000	214,398	211,811
US TREAS NTS DTD 00039 3.375 DUE 11-15-2008 REG	1,975,000	1,987,884	1,990,662
US TREAS NTS DTD 01/31/2003 1.625 DUE 01-31-2005 REG	1,580,000	1,585,802	1,586,110
US TREAS NTS DTD 02/15/1995 7.5 DUE 02-15-2005 REG	360,000	398,664	384,848
		28,037,508	28,405,497
Corporate Bonds & Debentures	Face Value		
AMERADA HESS CORP NT 7.875 DUE 10-01-2029 BEO	70,000	76,735	76,803
AMERADA HESS CORP NT DTD 08/15/2001 6.65DUE 08-15-2011/08-14-2011 BEO	115,000	123,610	124,631
AMERN HOME PRODS CORP NT 6.95 DUE 03-15-2011 BEO	200,000	224,080	225,873
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO	575,000	599,080	671,086
AT&T CORP 8.05 USD SR NT DUE 11-15-2011/11-14-2011 BEO	375,000	371,170	431,618
AT&T CORP USD SR NT DUE 11-15-2031/11-14-2031 BEO	600,000	536,669	701,138
BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO	250,000	263,858	286,441
BK 1 CAP III 8.75 BDS 01/09/30 USD 8.75 DUE 09-01-2030/08-31-2030 BEO	250,000	254,889	328,495
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE 04-15-2015/04-14-2015 BEO	200,000	204,413	199,870
BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE 01-15-2013/01-14-2013 BEO	175,000	175,099	187,783
BURL NORTHN SANTA FE RY CO PASS THRU TR SER 1999-2 MTG 7.57 1-2-21 BEO SF 7-2-00	574,801	621,802	673,954
CIGNA CORP 7.875 DEB DUE 05-15-2027	180,000	188,685	207,991

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
CIGNA CORP CIGNA CORP NT 6.375 DUE 10-15-2011 BEO	200,000	218,742	216,392
CIT GROUP HOLDINGS 7.375 DUE 04-02-2007 BEO	50,000	55,299	56,475
CIT GROUP INC NEW SR NT 5.75 DUE 09-25-2007	125,000	124,930	134,875
CITICORP CAP I 7.933 DUE 02-15-2027/02-15-2004 REG	300,000	315,722	345,787
COMCAST CORP NEW NT 5.3 DUE 01-15-2014/01-14-2014 BEO	400,000	389,919	398,672
CONRAIL CORP 6.76 BD DUE 05-25-2015	563,802	544,765	598,775
DILLARDS INC DILLARDS INC 6.625 DUE 11-15-2008 BEO	350,000	273,182	357,000
EOP OPER LTD PARTNERSHIP NT 6.763 DUE 06-15-2007/06-14-2007 BEO	300,000	304,303	332,270
FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	800,000	795,094	867,651
GEN MTR ACCEPT CORP 8.875 BD DUE 6-1-2010 REG (OPT PUT EVERY 5 YRS **PUT	650,000	758,852	760,765
HEWLETT PACKARD CO GLOBAL NT 5.5 DUE 07-01-2007/06-30-2007 BEO	400,000	399,200	432,320
HLTH NET INC SR NT 8.375 DUE 04-15-2011 BEO	300,000	304,604	360,471
LOCKHEED MARTIN CORP 7.65 CO GUARNT DUE 05-01-2016	200,000	214,460	242,984
MAY DEPT STORES CO 7.875 DEB DUE 08-15-2036/16	500,000	521,668	569,815
PG&E NATL ENERGY GROUP INC SR NT 10.375 DUE 05-16-2011/05-15-2011 BEO IN DEFAULT	405,000	403,072	283,500
RAYCHEM CORP VARIABLE RATE NT DUE 10-15-2008 BEO	600,000	563,016	678,000
RAYTHEON CO 6.75 DUE 08-15-2007 REG	250,000	248,922	276,982
SAFECO CORP NT 6.875 DUE 07-15-2007 REG	225,000	222,817	249,648
SAFECO CORP SR NT 7.25 DUE 09-01-2012 BEO	175,000	202,052	201,042

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
SCHERING PLOUGH CORP SR NT 5.3 DUE 12-01-2013/11-26-2003 REG	125,000	124,538	127,180
ST PAUL COS INC MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00085 6.38 DUE	465,000	464,860	515,382
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG	375,000	400,560	464,668
UN PAC RR CO SER 98-A 6.7 PASS THRU CTF DUE 02-23-2019 BEO	567,332	567,331	635,672
UNUMPROVIDENT CORP SR DEB 7.375 DUE 06-15-2032/06-14-2032 BEO	200,000	176,355	202,207
UNUMPROVIDENT CORP SR NT 7.625 DUE 03-01-2011 BEO	125,000	126,751	137,704
WYETH WYE 5.5 DUE 03-15-2013/03-14-2013 BEO	150,000	148,614	152,694
WYETH WYE 5.50 02/01/2014 5.5 DUE 02-01-2014/12-16-2003 BEO	250,000	249,510	252,854
		12,759,228	13,967,468
Common Stock	Shares		
#REORG PHIL SUBN CORP PAR $0.50 NM CHG TO AQUA AMER #2006293 EFF 1-20-04	17,000	359,069	375,700
#REORG/FLEETBOSTON FINL CORP STK MERGER TO BK OF AMER CORP #2028343 3/31/04	8,670	221,505	378,446
#REORG/HUGHES ELECTRONICS NAME CHANGE TODIRECTV GROUP INC #2007308 EFF 3/17/04	13,039	213,134	215,792
#REORG/TRAVELERS PPTYS COS CORP CL A STKMERGER ST PAUL COMPINIES 2783300 4/2/04	49,300	785,850	827,254
3M CO COM	7,930	465,808	674,288
4 SEASONS HOTELS INC LTD VTG SH	2,188	83,210	111,916
ABBOTT LAB COM	6,000	277,165	279,600
ACCENTURE LTD BERMUDA CLS A COM	17,700	381,045	465,864
ACTIVISION INC NEW COM NEW	24,100	304,012	438,620
ADOBE SYS INC COM	5,700	216,979	224,010
ADR AKZO NOBEL N V SPONSORED ADR	46,500	1,662,429	1,776,300

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ADR BP P L C SPONSORED ADR	8,600	370,138	424,410
ADR HONDA MOTOR CO. LTD AMER DEPOSITARY SHARES REPRESENTING 10 SHARES OF COMMON	1,500	29,593	33,750
ADR INTERCONTINENTAL HOTELS GROUP PLC SPONSORED ADR	57,627	337,901	551,490
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	14,030	312,617	408,133
ADR MATSUSHITA ELEC INDL LTD ADR	96,000	1,156,458	1,338,240
ADR NOVARTIS AG SPONSORED ADR ISIN #US66987V1098	5,500	224,140	252,395
ADR RIO TINTO PLC	11,700	730,318	1,302,327
ADR SCOTTISH PWR PLC SPONSORED ADR FINALINSTALMENT	13,200	307,128	358,776
ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED COM BKD BY 1 SH COM	53,500	1,887,635	1,854,845
ADR SYNGENTA AG SPONSORED ADR	36,500	439,775	492,020
ADR TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	20,000	216,395	204,800
ADR UNILEVER N V NY SHS NEW	26,000	1,470,225	1,687,400
AETNA INC	11,500	675,969	777,170
AGCO CORP COM	17,500	353,992	352,450
AGILENT TECHNOLOGIES INC COM	31,200	609,960	912,288
ALBERTSON S INC COM	20,500	399,106	464,325
ALCAN INC	7,350	226,716	345,083
ALCOA INC COM STK	29,000	646,328	1,102,000
ALTRIA GROUP INC COM	23,300	1,035,323	1,267,986
AMDOCS ORD GBP0.01	9,200	221,491	206,816
AMER ELEC PWR CO INC COM	26,500	960,946	808,515
AMER EXPRESS CO COM	6,000	272,041	289,380
AMERADA HESS CORP COM	17,500	1,052,972	930,475
AMERN INTL GROUP INC COM	14,020	775,533	929,246
AMETEK INC NEW COM	5,000	184,355	241,300
AMGEN INC COM	15,099	649,036	933,118

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ANALOG DEVICES INC COM	8,500	238,785	388,025
ANDREW CORP COM	46,600	519,114	536,366
ANDRX GROUP COM	14,500	334,433	348,580
ANHEUSER BUSCH COS INC COM	13,934	689,722	734,043
ANTHEM INC COM	6,000	372,231	450,000
AON CORP COM	49,430	1,153,454	1,183,354
APACHE CORP COM	8,460	535,224	686,106
APPLEBEES INTL INC COM	9,500	204,071	373,065
APPLIED MATERIALS INC COM	13,000	216,381	291,850
ARCHER-DANIELS-MIDLAND CO COM	32,575	458,319	495,792
AT&T CORP COM NEW	110,600	2,510,852	2,245,180
AT&T WIRELESS SVCS INC COM	222,900	1,436,156	1,780,971
AUTO DATA PROCESSING INC COM	6,390	236,573	253,108
AUTODESK INC COM	11,200	146,779	275,296
AVAYA INC COM	49,500	502,172	640,530
AVOCENT CORP COM	14,300	473,877	522,236
BAKER HUGHES INC COM	26,000	728,784	836,160
BANK N.Y. CO INC COM	24,560	703,470	813,427
BANK ONE CORP COM	55,000	1,933,917	2,507,450
BARRICK GOLD CORP	46,500	824,670	1,056,015
BECTON DICKINSON & CO COM	13,800	410,494	567,732
BED BATH BEYOND INC COM	7,250	277,017	314,288
BEST BUY INC COM STK	10,000	500,611	522,400
BJ SVCS CO COM	4,900	168,192	175,910
BK AMER CORP COM	15,290	1,171,189	1,229,775
BK MUT CORP NEW COM STK	29,000	335,700	330,310
BMC SOFTWARE INC COM STK	20,000	277,160	373,000
BRISTOL MYERS SQUIBB CO COM	28,400	621,880	812,240
BROWN & BROWN INC COM	6,150	196,178	200,552
BROWN TOM INC COM NEW	11,600	366,885	374,100
BSTN SCIENTIFIC CORP COM	20,956	670,145	770,343
BURL RES INC COM	3,000	152,695	166,140
C D W CORP COM	3,650	178,709	210,824
C H ROBINSON WORLDWIDE INC COM	6,300	214,488	238,833

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
CAP 1 FNCL COM	22,300	745,373	1,366,767
CARDINAL HLTH INC	28,570	1,653,784	1,747,341
CAREMARK RX INC COM	25,190	599,391	638,063
CATERPILLAR INC COM	11,703	844,872	971,583
CBRL GROUP INC COM STK	11,300	448,336	432,338
CDN PAC RY LTD COM CDN PAC RY LTD	12,000	280,986	337,800
CERTEGY INC COM	11,000	312,896	360,800
CHEESECAKE FACTORY INC COM	8,000	241,699	352,240
CHES ENERGY CORP COM	23,600	250,164	320,488
CHEVRONTEXACO CORP COM	28,100	2,204,571	2,427,559
CHICOS FAS INC COM	5,950	147,443	219,853
CHUBB CORP COM	13,000	885,655	885,300
CIBER INC COM	37,500	335,208	324,750
CIGNA CORP COM	4,200	191,389	241,500
CIN FNCL CORP COM	7,500	291,273	314,100
CINTAS CORP COM	2,800	118,568	140,364
CISCO SYS INC COM	57,762	981,114	1,403,039
CIT GROUP INC NEW COM	53,000	1,113,930	1,905,350
CITIGROUP INC COM	63,522	2,434,101	3,083,358
CITRIX SYS INC COM	8,800	194,111	186,648
CLARCOR INC COM	7,000	266,077	308,700
COACH INC COM	7,550	173,445	285,013
COMCAST CORP NEW CL A	67,943	1,845,665	2,233,286
COMM BANCORP INC N J COM	3,550	154,113	187,014
COMPUTER ASSOC INTL INC COM	49,400	1,102,988	1,350,596
COMPUTER SCI CORP COM	24,000	857,033	1,061,520
COMPUWARE CORP COM	93,900	783,636	567,156
CONOCOPHILLIPS COM	38,200	2,031,558	2,504,774
CONSECO INC COM NEW STK	17,000	331,100	370,600
CONSOL ENERGY INC COM	15,000	363,589	388,500
COOPER COS INC COM NEW	5,300	128,997	249,789
CORNING INC COM	14,000	22,263	146,020
CORPORATE EXECUTIVE BRD CO COMMON STOCK	2,650	129,808	123,676
COST PLUS INC CAL COM	6,600	215,691	270,600
COUNTRYWIDE FINL CORP COM STK $.05 PAR	17,753	1,007,161	1,346,591

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
COVANCE INC COM	16,400	310,884	439,520
CSX CORP COM	11,330	345,930	407,200
DEERE & CO COM	3,500	217,231	227,675
DELL INC COM STK	44,552	1,244,392	1,512,986
DELPHI CORP COM	144,100	1,786,541	1,471,261
DEVON ENERGY CORP NEW COM	3,500	170,735	200,410
DICKS SPORTING GOODS INC OC-COM	3,000	158,071	145,980
DIGITAL RIV INC COM	13,800	339,583	304,980
DILLARDS INC CL A COM	11,500	359,926	189,290
DISNEY WALT CO COM	4,807	88,397	112,147
DOMINION RES INC VA NEW COM	5,500	353,485	351,065
DONALDSON INC COM	4,350	187,120	257,346
DONNELLEY R R & SONS CO COM	26,000	793,289	783,900
DOVER CORP COM	9,000	344,670	357,750
DOW CHEM CO COM	68,280	2,154,067	2,838,400
DRS TECHNOLOGIES INC COM	18,700	502,718	519,486
DTE ENERGY CO COM	14,400	548,123	567,360
DU PONT E I DE NEMOURS & CO COM STK	5,910	243,131	271,210
DUKE ENERGY CORP COM STK	49,000	867,291	1,002,050
DUN & BRADSTREET CORP DEL NEW COM	5,000	201,221	253,550
DUQUESNE LT HLDGS INC COM STK	20,000	312,590	366,800
E*TRADE FIN CORP COM	55,800	432,368	705,870
EASTMAN KODAK CO COM	37,600	1,266,531	965,192
EATON VANCE CORP COM NON VTG	9,600	295,639	351,744
ED MGMT CORP COM	8,200	167,176	254,528
EGL INC COM	14,800	213,965	259,888
ELECTR ARTS COM	26,236	890,566	1,253,556
ELECTR DATA SYS CORP NEW COM	76,500	1,487,112	1,877,310
ELECTRONICS FOR IMAGING INC COM	12,100	296,488	314,842
ELI LILLY & CO COM	5,406	383,674	380,204
EMC CORP COM	44,657	583,987	576,968

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
EMERSON ELEC CO COM	5,300	304,632	343,175
ENGELHARD CORP COM	19,500	374,414	584,025
ENTERGY CORP NEW COM	6,300	342,088	359,919
EOG RESOURCES INC COM	5,000	211,163	230,850
EON LABS INC COM	7,600	181,283	387,220
ESPEED INC CL A	13,800	242,411	323,058
EVERGREEN RES INC COM NO PAR	10,000	230,078	325,100
EXPEDITORS INTL WASH INC COM	6,800	227,886	256,088
EXTREME NETWORKS INC COM	47,300	447,855	341,033
EXXON MOBIL CORP COM	24,770	883,742	1,015,570
F P L GROUP INC COM	4,630	284,121	302,895
FACTSET RESH SYS INC COM	6,000	226,699	229,260
FAIR ISAAC CORPORATION COM	2,950	164,997	145,022
FAIRCHILD SEMICONDUCTOR INTL INC COM	20,800	531,197	519,376
FAIRMONT HOTELS RESORTS INC COM	14,200	319,773	385,388
FAMILY DLR STORES INC COM	6,000	185,110	215,280
FASTENAL CO COM	6,350	230,346	317,119
FDRY NETWORKS INC COM	19,500	277,143	533,520
FEDEX CORP COM	32,470	1,460,389	2,191,725
FHLMC COM	2,800	158,396	163,296
FID NATL FINL INC COM	7,500	198,675	290,850
FIRST DATA CORP COM	3,400	123,580	139,706
FIRSTENERGY CORP COM	5,900	193,333	207,680
FISERV INC COM	8,650	297,244	341,762
FLIR SYS INC COM	9,300	309,588	339,450
FLOWERS FOODS INC COM	7,800	115,558	201,240
FLUOR CORP NEW COM	18,000	538,924	713,520
FMC TECHNOLOGIES INC COM	15,000	310,248	349,500
FNMA COM STK	28,025	1,894,751	2,103,557
FORD MTR CO DEL COM PAR $0.01	12,136	220,734	194,176
FOREST LAB INC COM	3,800	190,474	234,840
FORTUNE BRANDS INC COM STK	4,000	228,012	285,960
FOX ENTMT GROUP INC CL A COM	20,400	571,819	594,660
FREDS INC CL A	5,750	164,489	178,135
FTI CONSULTING INC COM	19,600	438,942	458,052

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FURNITURE BRANDS INTL INC COM	23,800	636,404	698,054
GABELLI AST MGMT INC CL A	7,600	238,224	302,480
GAMESTOP CORP CL A	23,000	320,267	354,430
GAP INC COM	33,000	405,584	765,930
GARTNER GROUP INC NEW CL A COM	24,600	260,901	278,226
GEN ELEC CO COM	48,404	1,344,257	1,499,556
GENENTECH INC COM STK	15,118	566,841	1,414,591
GEN-PROBE INC NEW COM	8,000	62,271	291,760
GENTEX CORP COM	7,900	259,791	348,864
GENUINE PARTS CO COM	35,000	1,031,025	1,162,000
GILEAD SCI INC COM	3,000	171,634	174,420
GOLDEN W. FNCL CORP COM	16,700	710,612	1,723,273
GOLDMAN SACHS GROUP INC COM	3,000	260,010	296,190
GREENPOINT FNCL CORP COM	5,850	175,474	206,622
GTR BAY BANCORP COM	17,500	471,392	498,400
HANCOCK JOHN FINL SVCS INC COM ISIN US41014S1069	7,540	225,674	282,750
HARLEY DAVIDSON INC COM	12,214	577,408	580,531
HARTFORD FINL SVCS GROUP INC COM	18,900	964,888	1,115,667
HCA INC COM	76,130	2,600,000	3,270,545
HEARST-ARGYLE T V INC COM	14,500	375,036	399,620
HEWLETT PACKARD CO COM	102,961	1,839,828	2,365,014
HIBBETT SPORTING GOODS INC COM	10,200	235,187	303,960
HLTH MGMT ASSOC INC NEW CL A COM	13,650	287,203	327,600
HOME DEPOT INC COM	14,300	422,532	507,507
HONEYWELL INTL INC COM STK	23,832	701,754	796,704
IDEXX LABS INC	5,300	213,050	245,284
IMMUCOR INC COM STK	15,450	309,766	315,026
INCO LTD COM	5,500	199,971	219,010
INFINITY PPTY & CAS CORP COM	10,400	318,797	343,720
INGERSOLL-RAND CO CL A	15,700	807,961	1,065,716
INTEL CORP COM	65,096	1,460,563	2,096,091
INTL BUSINESS MACHS CORP COM	9,750	778,526	903,630

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
INTL PAPER CO COM	26,200	926,247	1,129,482
INTUIT COM	4,950	232,271	261,905
ITT INDS INC COM	4,500	301,736	333,945
J P MORGAN CHASE & CO COM	13,900	475,102	510,547
JOHNSON & JOHNSON COM	9,300	461,654	480,438
KELLWOOD CO COM	8,100	279,419	332,100
KERR MCGEE CORP COM	13,200	591,360	613,668
KIMBERLY-CLARK CORP COM	16,000	834,240	945,440
KLA-TENCOR CORP	6,000	254,891	352,020
KOHLS CORP COM	1,825	100,821	82,016
L-3 COMMUNICATIONS HLDG CORP COM	3,600	165,527	184,896
LEGG MASON INC COM	3,700	173,427	285,566
LENNAR CORP CL A	5,247	248,770	503,712
LENNAR CORP CL B	628	33,083	57,399
LEUCADIA NATL CORP COM	8,500	315,632	391,850
LIBERTY MEDIA CORP NEW COM SER A	86,530	946,065	1,028,842
LIFEPOINT HOSPS INC COM ISIN US53219L1098	17,200	423,149	506,540
LINEAR TECH CORP DEL	14,000	429,411	588,980
LOCKHEED MARTIN CORP COM	23,504	1,132,867	1,208,106
LOEWS CORP COM	37,800	1,877,709	1,869,210
LOWES COS INC COM	23,222	913,558	1,286,267
LTD BRANDS	19,200	305,330	346,176
LUBRIZOL CORP COM	7,000	262,310	227,640
M D C HLDGS INC COM	5,646	303,068	364,167
MARATHON OIL CORP COM	12,000	341,091	397,080
MASCO CORP COM	44,000	954,714	1,206,040
MATTEL INC COM	5,400	102,935	104,058
MAVERICK TUBE CORP COM	5,600	90,898	107,800
MAXIM INTEGRATED PRODS INC COM	12,049	536,762	600,040
MAY DEPT STORES CO COM	58,500	1,574,595	1,700,595
MBIA INC COM	7,500	354,450	444,225
MC DONALDS CORP COM	111,634	2,222,070	2,771,872
MEDTRONIC INC COM	12,000	473,007	583,320

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
MEN S WEARHOUSE INC COMMOM	13,900	328,199	347,639
MEREDITH CORP COM	7,000	324,456	341,670
MERRILL LYNCH & CO INC COM	14,190	752,275	832,244
METLIFE INC COM ISIN US59156R1086	11,500	330,282	387,205
MGIC INVT CORP WIS COM	12,000	559,680	683,280
MICHAELS STORES INC COM	6,300	203,082	278,460
MICROSOFT CORP COM	41,410	1,064,473	1,140,431
MOLEX INC CL A	14,500	328,041	425,720
MOLINA HEALTHCARE INC COM	9,300	204,719	234,639
MONDAVI ROBERT CORP CL A	8,700	272,383	337,908
MONSANTO CO NEW COM	412,059	7,012,033	11,859,058
MOODYS CORP COM	4,500	238,553	272,475
MORGAN STANLEY	5,090	243,787	294,558
MOTOROLA INC COM	133,000	1,335,335	1,871,310
NABORS INDUSTRIES COM USD0.10	5,500	167,592	228,250
NAVIGANT CONSULTING INC COM	25,100	390,885	473,386
NBTY INC COM	8,400	143,952	225,624
NCR CORP COM	19,200	653,350	744,960
NEIMAN-MARCUS GROUP INC CL B	6,000	195,304	300,000
NEW YORK TIMES CO CL A ISIN #US6501111073	8,000	374,976	382,320
NEWELL RUBBERMAID INC COM	8,200	173,381	186,714
NEXTEL COMMUNICATIONS INC CL A COM STK	18,310	449,713	513,779
NIKE INC CL B	5,273	353,178	360,990
NORDSTROM INC COM	24,300	549,601	833,490
NORTHROP GRUMMAN CORP COM	14,440	1,258,473	1,380,464
NOVA CHEMICALS CORP COM	17,400	442,697	468,930
NOVELLUS SYS INC COM	6,000	173,719	252,300
NU SKIN ENTERPRISES INC CL A	18,600	241,515	317,874
O REILLY AUTOMOTIVE INC COM	7,400	246,600	283,864
OCCIDENTAL PETE CORP COM	44,800	1,212,696	1,892,352
OLD REP INTL CORP COM	8,250	182,004	209,220
ORACLE CORP COM	30,770	326,822	406,164

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ORBITAL SCI CORP COM	28,500	206,832	342,570
OVERNITE CORP COM	13,200	290,925	300,300
P F CHANGS CHINA BISTRO INC COM STK	3,700	159,677	188,256
PACTIV CORP COM	13,000	284,326	310,700
PANERA BREAD CO CL A	4,700	171,213	185,791
PATTERSON DENTAL CO COM	4,850	253,525	311,176
PATTERSON-UTI ENERGY INC COM	17,300	464,600	569,516
PAYCHEX INC COM	5,250	162,932	195,300
PEABODY ENERGY CORP COM COM STK	8,700	282,596	362,877
PEPSICO INC COM	6,800	295,059	317,016
PETSMART INC COM	4,500	105,533	107,100
PFIZER INC COM	4,085,454	133,201,895	144,339,090
PHARMACEUTICAL PROD DEV INC COM	9,400	212,808	253,518
PIER 1 IMPORTS INC COM	11,400	227,975	249,204
PITNEY BOWES INC COM	36,600	1,377,050	1,486,692
PLATINUM UNDERWRITERS HLDGS INC COM USD0.01	11,100	294,910	333,000
PNC FINANCIAL SERVICES GROUP COM STK	6,900	277,817	377,637
POLO RALPH LAUREN CORP CL A	10,500	246,939	302,400
POLYCOM INC COM	24,000	365,418	468,480
POSSIS MED INC COM COM STK	21,000	366,547	414,750
PRAXAIR INC COM	7,000	261,740	267,400
PRIN FINL GROUP INC COM STK	8,000	242,122	264,560
PROCTER & GAMBLE CO COM	14,548	1,304,430	1,453,054
PROVIDENT FINL SVCS INC COM	15,000	258,833	283,500
PRUDENTIAL FINL INC COM	7,000	226,954	292,390
QUALCOMM INC COM	11,275	457,829	608,061
RARE HOSPITALITY INTL INC COM	13,900	366,609	339,716
RAYTHEON CO COM NEW	33,120	1,064,455	994,925
ROCKWELL AUTOMATION	10,500	226,433	373,800
ROHM & HAAS CO COM	23,000	716,082	982,330
RUBY TUESDAY INC COM	22,500	559,032	641,025
RYLAND GROUP INC COM	3,400	209,333	301,376
S.W. AIRL CO COM	-	-	-

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	SAFEWAY INC COM NEW	7,400	148,739	162,134
	SARA LEE CORP COM	23,530	435,104	510,836
	SBC COMMUNICATIONS INC COM	22,300	508,158	581,361
	SCHERING-PLOUGH CORP COM	117,500	3,199,178	2,043,325
	SEARS ROEBUCK & CO COM	-	-	-
	SEI INVTS CO COM	5,050	152,047	153,874
	SILICON VAL BANCSHARES COM N.P	13,800	464,783	497,766
	SLM CORP COM	36,879	1,178,399	1,389,601
	SMITH A O CORP COM	9,400	336,630	329,470
	SMUCKER J M CO COM NEW	6,500	251,536	294,385
*	SOLUTIA INC COM STK	4,418	21,607	1,613
*	SOLUTIA INC COM STK	6,383,050	58,737,867	2,329,813
*	SOLUTIA INC COM STK	1,013,164	3,188,451	369,805
	SONIC SOLUTIONS COM	16,400	285,120	250,920
	SOTHEBYS HLDGS INC CL A	31,100	286,669	424,826
	SPRINT CORP COM (FON GROUP)	32,800	472,320	538,576
	ST JOE CO COM	8,500	260,580	316,965
	ST PAUL TRAVELERS CORP	30,500	1,255,333	1,209,325
	STAPLES INC COM	11,000	221,352	300,300
	STARBUCKS CORP COM	9,500	242,586	314,070
	STD PAC CORP NEW COM	7,100	221,985	344,705
	STERICYCLE INC COM	4,600	214,083	214,820
	STL DYNAMICS INC COM	15,300	243,435	359,397
	STORAGE TECH CORP COM (NEW)	16,500	266,125	424,875
	STRYKER CORP COM	5,800	361,581	493,058
	SUNGARD DATA SYS INC COM	11,050	263,522	306,196
	SUPERIOR INDS INTL INC COM	9,000	395,173	391,680
	SYBRON DENTAL SPECIALTIES INC COM	10,000	137,410	281,000
	SYLVAN LEARNING SYS INC	8,200	123,277	236,078
	SYSCO CORP COM	13,000	404,363	483,990
	TARGET CORP COM	4,700	178,974	180,480
	TBC CORP COM	13,300	262,073	343,273
	TCF FNCL CORP COM	3,800	167,491	195,130
	TEKTRONIX INC COM	18,500	419,572	584,600
	TEL & DATA SYS INC COM STK NEW	4,100	203,770	256,455

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
TETRA TECHNOLOGIES INC DEL COM	12,600	202,706	305,424
TEXTRON INC COM	14,340	611,170	818,240
THERMO ELECTRON CORP COM	43,300	779,789	1,091,160
THOMAS INDS INC COM	6,200	165,064	214,892
TIFFANY & CO COM	10,654	365,160	481,561
TIME WARNER INC NEW COM	90,900	1,192,058	1,635,291
TORCHMARK CORP COM	19,000	716,393	865,260
TRANSOCEAN INC	49,100	1,021,921	1,178,891
TRIBUNE CO COM	10,490	447,343	541,284
TX INSTRS INC COM	10,000	201,240	293,800
TXU CORP COM	16,000	676,029	379,520
TYCO INTL LTD NEW COM	20,260	317,990	536,890
UN PAC CORP COM	27,000	1,522,720	1,875,960
UNITED PARCEL SVC INC CL B	4,524	290,743	337,264
UNITEDHEALTH GROUP INC COM	33,432	1,544,539	1,945,074
UNITRIN INC COM	7,000	226,199	289,870
UNOCAL CORP COM	55,490	1,849,241	2,043,697
UNUMPROVIDENT CORP COM	41,500	1,044,024	654,455
US BANCORP	29,510	668,381	878,808
UTD NAT FOODS INC COM	7,200	147,603	258,552
UTD ONLINE INC COM	20,000	388,910	335,800
V F CORP COM	14,000	419,330	605,360
VALSPAR CORP COM	3,150	138,979	155,673
VARIAN MED SYS INC COM ISIN #US9222091057	8,850	490,052	611,535
VERITY INC COM	23,400	387,790	390,546
VERIZON COMMUNICATIONS COM	32,500	1,170,984	1,140,100
WACHOVIA CORP 2ND NEW COM	31,000	939,494	1,444,290
WALGREEN CO COM	9,100	304,090	331,058
WAL-MART STORES INC COM	11,000	526,030	583,550
WEBSTER FNCL CORP WATERBURY CONN COM	8,000	325,696	366,880
WELLPOINT HLTH NETWORKS INC CL A (NEW) DELAW EFF 8-4-97	12,000	703,639	1,163,880
WELLS FARGO & CO NEW COM STK	42,800	2,094,597	2,520,492
WESTAR ENERGY INC COM	18,000	260,298	364,500

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
WESTPORT RES CORP NEW COM	12,200	255,908	364,292
WHIRLPOOL CORP COM	11,100	592,542	806,415
WHOLE FOODS MKT INC COM	4,400	228,329	295,372
WILLIAMS CO INC COM	18,310	147,089	179,804
WILLIAMS SONOMA INC COM	10,200	300,426	354,654
WINNEBAGO INDS INC COM	9,000	472,056	618,750
WYETH COM	12,000	407,884	509,400
XEROX CORP COM	161,000	1,671,292	2,221,800
XL CAP LTD SHS A	5,570	404,954	431,954
XTO ENERGY INC COM	17,683	329,164	500,429
ZEBRA TECHNOLOGIES CORP CL A	5,350	247,119	355,070
ZIMMER HLDGS INC COM	18,030	677,116	1,269,312
		401,722,166	396,921,492
Common Collective Funds	Shares		
MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD	179,596	40,133,856	42,540,188
MFO CAP GUARDIAN INTL NON-US EQTY (FUND 003-05)	2,217,721	27,382,784	28,919,085
		67,516,640	71,459,273
Preferred Stock	Shares		
ADR NEWS CORP LTD SPONSORED ADR REPSTG PFD LTD	73,891	1,825,302	2,235,210
		1,825,302	2,235,210
Other	Shares		
ALEXANDRIA REAL ESTATE EQUITIES INC COM	5,800	231,792	335,820
CATELLUS DEV CORP NEW COM	14,733	300,178	355,354
EQTY OFFICE PPTYS TR REIT	53,000	1,481,136	1,518,450
EQTY RESDNTL EFF 5/15/02	26,500	646,646	782,015
URSTADT BIDDLE PPTYS INC CL A	16,700	182,017	236,305
		2,841,769	3,227,944
Insurance Contracts			
UBS WARBURG BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #3068,	5.77%	158,351,026	158,351,026

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	JP MORGAN BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #A SOLUTIA 02	5.77%	158,351,026	158,351,026
	CHASE MANHATTAN BANK BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #435993	5.77%	158,351,026	158,351,026
			475,053,078	475,053,078
Participant Loans				
*	Loans to Participants	3,137 loans outstanding with interest rates ranging from 4.00% to 9.50% and maturities occuring through 2008	15,370,728	15,370,728
Total Investments			1,032,305,362	1,033,819,633

* Represents party in interest to the Plan as defined by ERISA.

Schedule 2

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, ITEM 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2003

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
Schedule H - Item 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2003

EIN: 43-1781797
Plan 003

	Identity of Party Involved	Description of asset	Number of Transactions	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
*	The Northern Trust Company	Collective STIF	1,842	671,571,656	—	—	—	671,571,656	671,571,656	—
*	The Northern Trust Company	Collective STIF	2,027	—	685,710,145	—	—	685,710,145	685,710,145	—
	MFO Capital Guardian	Capital Guardian International Non-US Equity Fund	123	205,391,253	—	—		205,391,253	205,391,253	—
	MFO Capital Guardian	Capital Guardian International Non-US Equity Fund	129	—	204,966,637	—	—	198,240,604	204,966,637	6,726,033
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	126	70,736,217	—	—	—	70,736,217	70,736,217	—
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	138	—	73,713,751	—	—	77,683,292	73,713,751	(3,969,541)
*	Solutia Inc.	Solutia Inc. Common Stock	139	24,248,135	—	—	—	24,248,135	24,248,135	—
*	Solutia Inc.	Solutia Inc. Common Stock	230	—	27,944,450	—	—	143,541,663	27,944,450	(115,597,213)

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN



By: ____________________

Christopher M. Ast
Director of Employee Benefits
Solutia Inc.

June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-34589 and 333-74465 of Solutia Inc. on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of the Solutia Inc. Savings and Investment Plan for the year ended December 31, 2003.

Deloitte + Touche LLP

St. Louis, Missouri
June 24, 2004